BB

SECURITIE [barcode] ISSION

02018275

Z 3-6

SEC File Number
8-49679

ANNUAL AUDITED ... T
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
951 Ice Cream Drive, Suite 200
(No. and Street)

MAR 01 2002

North Aurora (City) — Illinois (State) — 60542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce — (630) 801-6080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago (City) — Illinois (State) — 60601 (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/20/02

OATH OR AFFIRMATION

I, **Patrick B. Joyce**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Oberweis Securities, Inc**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

Patrick B. Joyce
Signature

Executive Vice President
Title

Official Seal
Elizabeth A. Watkins
Notary Public State of Illinois
My Commission Expires 11/09/05

E A Watkins
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.
(F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

(Filed Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES INC. (F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

Table of Contents

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.)
North Aurora, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.) as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.) as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 16, 2002

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Assets		
Cash and cash equivalents	**$ 2,982**	$ 1,410
Receivable from broker-dealer	**2,116,547**	1,562,093
Receivable from investment company	**27,477**	25,432
Securities owned, at market value	**2,297,210**	4,044,429
Secured demand notes	**200,000**	200,000
Refundable income taxes	**101,876**	-
Interest and other receivables	**54,232**	100,811
Property and equipment net of accumulated depreciation of $9,974	**49,444**	-
Stock subscription receivable	**39,000**	39,000
Notes receivable	**73,250**	-
Deferred tax asset	**7,750**	54,093
TOTAL ASSETS	**$ 4,969,768**	$ 6,027,268

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities		
Due to clearing broker	**$ 3,531,638**	$ 4,617,421
Accrued commissions	**61,367**	64,652
Income taxes payable	**-**	93,279
Accrued expenses	**447,189**	514,748
Other liabilities	**30,199**	32,366
Note payable - affiliate	**115,000**	-
Total Liabilities	**4,185,393**	5,322,466
Liabilities Subordinated to Claims of General Creditors	**200,000**	200,000
Stockholders' Equity		
Common stock - no par value; authorized 10,000 shares; issued and outstanding and 539 and 107 shares, respectively	**193,452**	63,746
Retained earnings	**390,923**	441,056
Total Stockholders' Equity	**584,375**	504,802
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,969,768**	$ 6,027,268

See notes to statement of financial condition.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 – NATURE OF OPERATIONS

Effective February 16, 2001, Oberweis.net, Inc. changed its name to Oberweis Securities, Inc. ("the Company"). The Company is an introducing broker in the securities industry, is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided principally by using accelerated methods over the estimated useful lives of the assets, ranging from 5-7 years.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 3 – MARKETABLE SECURITIES

The Company holds for its own investment account various fixed income securities. The cost and unrealized loss as of December 31, 2001 and 2000 are as follows:

	2001	2000
Cost	**$ 2,340,083**	$ 4,072,468
Unrealized Loss	**(42,873)**	(28,039)
Total Market Value	**2,297,210**	4,044,429
Less: Margin Account Indebtedness	**(3,531,638)**	(4,617,421)
Marketable Securities, Net	**$ (1,234,428)**	$ (572,992)

NOTE 4 – RELATED-PARTY TRANSACTIONS

In connection with the distribution and promotion of affiliated mutual funds, the Company received from Oberweis Asset Management, Inc. ("OAM"), a substantially similarly owned affiliate, fees for services rendered for the year ended December 31, 2001 and 2000 totaling $178,000 and $116,489, respectively. In addition, OAM provides to the Company at no charge, use of its facilities and equipment. The amounts due from OAM at December 31, 2001 and 2000 were $0 and $9,250, respectively.

In addition, during December 2001, OAM advanced the Company $115,000 under two separate note agreements. The notes are due on demand and carry interest at the prime rate (5% at December 31, 2001).

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. As of December 31, 2001 and 2000, fees earned were $285,905 and $377,746, respectively, and amounts due relating to these fees were $27,477 and $25,432, respectively.

NOTE 5 – SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In November of 1999 and February of 2000, the Company entered into subordinated loan agreements, which were approved by the NASD, effective respectively as of November 1, 1999 and February 29, 2000. These borrowings under these agreements are in the form of secured demand notes collateralized by marketable securities. The first agreement expires on December 31, 2002 and the latter agreement expires on February 28, 2003. The related notes are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 8). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated loan agreements bear interest at five percent per annum.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2001	2000
Furniture and Fixtures	$ 33,419	$ -
Computers and Equipment	26,000	-
Total	59,419	-
Less-Accumulated Depreciation	9,975	-
	$ 49,444	$ -

NOTE 7 – OPERATING LEASES

During the year the Company entered into two leases for rental of office facilities. Each lease has a thirty-day cancellation provision. Thereby, the Company may terminate the leases without any additional obligations. Rent expense for the years ended December 31, 2001 and 2000 was $66,268 and $0, respectively.

NOTE 8 – CAPITAL REQUIREMENT

As a registered broker, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001 and 2000, the Company had net capital, as defined, of $321,507 and $304,740 and required minimum net capital, as defined, of $100,000, resulting in excess net capital, of $221,507 and $204,740. The Company's ratio of aggregate indebtedness to net capital in each year was 2.03 to 1 and 2.31 to 1, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 10– INCOME TAXES

Income tax (recovery) expense is comprised of the following components:

	2001	2000
Current income tax	$ (104,750)	$ 152,248
Deferred income tax	46,343	(54,093)
Total Income Tax (Recovery) Expense	$ (58,407)	$ 98,155

Current income tax (recovery) expense consists of book net income adjusted for current period timing differences applied at statutory tax rates. Current period timing differences are principally related to certain commission and compensation expenses and tax treatment of municipal interest income and expense.

Deferred tax assets result from certain commission and compensation expenses, deductible in future periods, at their realizable statutory tax rates. The deferred tax asset at December 31, 2001 and 2000 was $7,750 and $54,093, respectively.

NOTE 11 – STOCKHOLDER AGREEMENT

Under a stockholder agreement, the transfer of any of the Company's shares is restricted by right of first refusal by the Company to purchase shares upon the same terms and conditions of any bona fide offer from a third party, within 30 days of written notice to the Company of such offer.

In the event any stockholder was to leave the employ of the Company, the stockholder is obligated to sell his or her shares to the Company at book value.

NOTE 12 – STOCK DIVIDEND AND RIGHTS OFFERING

On March 13, 2001, the Company declared a 4-1 stock dividend to the shareholders of record, as of March 30, 2001. Simultaneously, the Company issued a stock rights offering to existing shareholders that gave them the right to purchase one additional share of each share owned at an offering price of approximately $1,169 per share. 107 additional shares were purchased under the rights offering for $125,032. The number of shares issued and outstanding at December 31, 2001 were 539 shares.

NOTE 13 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities through its principal correspondent broker/dealer. In the event its principal correspondent broker/dealer does not fulfill its obligations, the Company may be exposed to significant risk. It is the Company's policy to review, as necessary, the credit standing of the broker/dealer.